UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

Transaction notification

Issued: 28 August 2024, London UK

GSK's Nucala (mepolizumab) approved in Japan for treatment of adults with chronic rhinosinusitis with nasal polyps

·  Nucala is the first and only biologic in Japan with a four-weekly dosing schedule for this condition

·  Chronic rhinosinusitis with nasal polyps (CRSwNP) exerts significant physical and emotional burden on patients with surgery often the only option

·  This is the third indication for Nucala in Japan for an IL-5 mediated condition

GSK plc (LSE/NYSE: GSK) today announced that Japan's Ministry of Health, Labour and Welfare (MHLW) has approved Nucala (mepolizumab), a monoclonal antibody that targets interleukin-5 (IL-5), for the treatment of chronic rhinosinusitis with nasal polyps (CRSwNP) in adult patients, limited to those who are inadequately controlled with standard treatment.

Kaivan Khavandi, SVP, Global Head of Respiratory/Immunology R&D, at GSK said: "The chronic and debilitating impact that chronic rhinosinusitis with nasal polyps can have on those affected is often underestimated. This additional indication for Nucala in Japan could provide patients with an alternative treatment option to surgery or systemic steroids."

CRSwNP is a chronic condition that affects 1% to 4% of the general population, of whom 40% have uncontrolled disease.1,2 People with CRSwNP experience symptoms such as nasal obstruction, loss of smell, facial pressure, sleep disturbance and nasal discharge, which can significantly affect their emotional and physical well-being.3 In Japan, an estimated 2 million people suffer from chronic rhinosinusitis, of which about 200,000 are subject to surgery due to nasal polyps.4

CRSwNP is caused by chronic inflammation of the nasal lining that can cause soft tissue growth, known as nasal polyps, that develop in the sinuses and nasal cavity.3 Over 80% of patients with CRSwNP have type 2  inflammation, which is associated with more severe disease and nasal polyp recurrence.5-8 IL-5 is a key cytokine driving this type 2 inflammation and is present at high levels in nasal polyp tissue.3,5-8 Although surgery can be effective at removing polyps, the underlying type 2 inflammation means they have a tendency to regrow.7,8

The approval is based on results of the phase III MERIT trial, which studied the efficacy and safety of mepolizumab over a 52-week period in a population of Japanese, Chinese and Russian patients with inadequately controlled CRSwNP, supported by data from the global phase III SYNAPSE study, which explored the effect of mepolizumab vs. placebo in more than 400 patients with CRSwNP.3,9

Mepolizumab is approved in Japan as a treatment for bronchial asthma in children aged 6 years or older and in adults with refractory asthma whose symptoms are inadequately controlled with standard treatment, and also for the treatment of adult patients with eosinophilic granulomatosis with polyangiitis (EGPA) inadequately responding to the standard treatment.

About the MERIT trial9
The phase III MERIT trial the co-primary endpoints were change from baseline in nasal obstruction visual analogue scale (VAS) score during weeks 49 to 52 compared with placebo and change in endoscopic nasal polyp score at week 52 compared with placebo.1 Treatment with mepolizumab significantly improved nasal obstruction VAS score (mean treatment difference: -1.43 [95% CI: -2.37, -0.50]; p=0.003) and was associated with a numerical reduction in nasal polyp score at Week 52 (-0.43 [-0.89, 0.03]; p=0.067). Improvements in patient quality of life, as measured by the 22-item Sino-Nasal Outcome Test (SNOT-22) were demonstrated with mepolizumab versus placebo. Safety and tolerability data were consistent with the known profile of mepolizumab.3,5 A similar proportion of patients experienced on-treatment adverse events in the mepolizumab (68/84 [81%]) and placebo (65/85 [76%]) groups. In total, seven patients had treatment-related AEs (five in the placebo group and two in the mepolizumab group); none of these were SAEs.

About Nucala (mepolizumab)
First approved in 2015 for severe asthma with an eosinophilic phenotype in the US, mepolizumab is a monoclonal antibody that targets and binds to interleukin-5 (IL-5), a key messenger protein (cytokine) in type 2 inflammation.10,11 IL-5 is central to the development, maturation and activation of eosinophils, a type of white blood cell implicated in the pathogenesis of asthma and CRSwNP.3 Evidence indicates that IL-5 has an impact on other cell types beyond eosinophils that contribute to inflammation in airways disease.12-16 Mepolizumab binds directly to and inhibits IL-5 molecules.10,11 Mepolizumab has been developed for the treatment of a range of IL-5 mediated diseases associated with type 2 inflammation.10,11

GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics and inhaled medicines, we are focused on improving outcomes and the lives of people living with all types of asthma and COPD along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim to modify underlying disease dysfunction and prevent disease progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
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	Camilla Campbell	+44 (0) 7803 050238	(London)
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q2 Results for 2024.

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Registered Office:
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References

1.   Chen S, et al. Systematic literature review of the epidemiology and clinical burden of chronic rhinosinusitis with nasal polyposis. Curr Med Res Opin. 2020;36(11):1897-1911.

2.   van der Veen J, et al. Real-life study showing uncontrolled rhinosinusitis after sinus surgery in a tertiary referral centre. Allergy. 2017;72(2):282-290.

3.   Han JK, et al. Mepolizumab for chronic rhinosinusitis with nasal polyps (SYNAPSE): a randomised, double-blind, placebo-controlled, phase 3 trial. The Lancet Respiratory Medicine. 2021;9(10):1141-1153.

4.   JESREC Study About refractory eosinophilic sinusitis available at https://jesrec.jp/general/disease.html. Last accessed September 2023.

5.   Kato A, et al. Endotypes of chronic rhinosinusitis: Relationships to disease phenotypes, pathogenesis, clinical findings, and treatment approaches. Allergy. 2022;77(3):812-826.

6.   Bachert C, et al. EUFOREA expert board meeting on uncontrolled severe chronic rhinosinusitis with nasal polyps (CRSwNP) and biologics: Definitions and management. J Allergy Clin Immunol. 2021;147(1):29-36.

7.   De Corso E, et al. How to manage recurrences after surgery in CRSwNP patients in the biologic era: a narrative review. Acta Otorhinolaryngol Ital. 2023;43(Suppl. 1):S3-S13.

8.   Chen S, et al. Systematic literature review of the epidemiology and clinical burden of chronic rhinosinusitis with nasal polyposis. Curr Med Res Opin. 2020;36(11):1897-1911.

9.    Fujieda S, et al. Mepolizumab in CRSwNP/ECRS and NP: The Phase III randomised MERIT trial in Japan, China and Russia. Rhinology (2024)

10. U.S. Food and Drug Administration. Nucala Full Prescribing Information. Available at: http://www.accessdata.fda.gov/drugsatfda_docs/label/2019/761122s000lbl.pdf. Last accessed December 2023.

11.  European summary of product characteristics available at https://www.ema.europa.eu/en/documents/product-information/nucala-epar-product-information_en.pdf last accessed February 2023

12. Buchheit KM, et al. Mepolizumab targets multiple immune cells in aspirin-exacerbated respiratory disease. J Allergy Clin Immunol. 2021;148(2):574-584.

13. Barretto KT, et al. Human airway epithelial cells express a functional IL-5 receptor. Allergy. 2020;75(8):2127-2130.

14. Bajbouj K, et al. IL-5 receptor expression in lung fibroblasts: Potential role in airway remodelling in asthma. Allergy. 2023;78(3):882-885.

15. Siddiqui S, et al. Eosinophils and tissue remodelling: Relevance to airway disease. J Allergy Clin Immunol. 2023;152(4):841-857.

16. Bergantini L, et al. Regulatory T cell monitoring in severe eosinophilic asthma patients treated with mepolizumab. Scand J Immunol. 2021;94(1):e13031.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 28, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc